Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@ eversheds-sutherland.com

April 28, 2025

Kalkidan Ezra

Law Clerk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flat Rock Core Income Fund, Registration Statement on Form N-2 (File Nos. 333-240039 and 811-23579)

Dear Ms. Ezra:

On February 28, 2025, Flat Rock Core Income Fund (the “Fund” or the “Registrant”) filed Post-Effective Amendment No. 9 to its Registration Statement on Form N-2 pursuant to Rule 486(a) under the Securities Act of 1933, as amended. The Registrant has revised the disclosure in its prospectus and statement of additional information in response to oral comments provided by you on April 11, 2025. Please find below a reiteration of your comments and the Fund’s responses, which the Fund has authorized Eversheds Sutherland (US) LLP to make on its behalf. Capitalized terms not defined herein have the meaning ascribed to them in the prospectus and statement of additional information.

Prospectus Summary

Comment 1.	Referring to paragraph 3 in the section “Investment Objective and Policies,” please confirm that the disclosure refers to registered investment companies. If it does not, please clarify what types of investment companies are being referred to.

Response.	The Registrant has revised this disclosure to clarify that the disclosure refers to registered investment companies.

Comment 2.	Under “Summary of Risks,” “competition risk” is listed as a risk. Please clarify whether competition risk is also a principal risk. If so, please add competition risk to the “Risk Factors” section.

Response.	The Registrant notes that the existing risk factor “Availability of Investment Opportunities; Competition” is meant to cover “Competition Risk” and the Registrant has updated the name of the risk factor for consistency.

Comment 3.	Under “Summary of Risks,” “covenant-lite loans risk” is listed as a risk. Please clarify whether covenant-lite loans risk is also a principal risk. If so, please add covenant-lite loans risk to the “Risk Factors” section.

Response.	The Registrant notes that the existing risk factor “Covenant-Lite Obligations Risk” is meant to cover “Covenant-Lite Loans Risk” and the Registrant has updated the name of the risk factor for consistency.

Comment 4.	Under “Summary of Risks,” “subordinate claims risk” is listed as a risk. Please clarify whether subordinate claims risk is also a principal risk. If so, please add subordinate claims risk to the “Risk Factors” section.

Response.	The Registrant notes that the existing risk factor “Lender Liability and Equitable Subordination Risk” is meant to cover “Subordinate Claims Risk” and the Registrant has updated the name of the risk factor for consistency.

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Kalkidan Ezra April 28, 2025 Page 2

Fund Expenses

Comment 5.	Please provide a completed fee table and expense example for our review. Additionally, please update the heading of this section to state “Fees and Fund Expenses.”

Response.	The Registrant has provided a completed fee table and expense example supplementally to the Staff and has updated the heading of the referenced section as requested.

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Should you have any questions concerning this response, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton

cc: Krisztina Nadasdy, Eversheds Sutherland (US) LLP